SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

COMMISSION FILE NO.: 000-25561

BEDFORD HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

148 Central Avenue, Old Tappan, NJ 07675 (201) 750-7730
(Address and telephone number of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

NONE
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an "X" in the boxes to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6 [ ]
Rule 12h-3(b)(1)(i) [ ]

Approximate number of holders of record as of the certification or notice date:

13

Pursuant to the requirements of the Securities Exchange Act of 1934. Bedford Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bedford Holdings, Inc.

By: /s/ Leon Zapoll
Leon Zapoll, President

Dated: July 28, 2003